March 4, 2009

Mail Stop 4561

By U.S. Mail and facsimile to 603-863-9571

Stephen R. Theroux
President and Chief Financial Officer
New Hampshire Thrift Bancshares, Inc.
9 Main Street, P.O. Box 9
Newport, New Hampshire 03773

Re: New Hampshire Thrift Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
September 30, 2008
File No. 0-17859

Dear Mr. Theroux:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant